Cloud Peak Energy Inc.

505 S. Gillette Ave.
Gillette, Wyoming 82716

November 18, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Cloud Peak Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-34547

Cloud Peak Energy Resources LLC

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 2, 2011

File No. 333-168639

Dear Ms. Jenkins:

Set forth below are the responses of Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC (collectively, the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2011, with respect to the above-referenced filings.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Cloud Peak Energy Inc.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 101

Note 17. Commitments and Contingencies, page 133

Contingencies, page 136

1.             We note your disclosure on page 64 and 65 that you have not accrued a liability with respect to the MMS Litigation — Decker Mine and the Caballo Coal Company Litigation — Spring Creek matters, as any potential losses are not considered to be probable and reasonably estimable. Please tell us if you have determined the likelihood of future loss for these matters to be reasonably possible and, if so, tell us the estimate of the aggregate possible loss or range of loss for these matters as of December 31, 2010 and September 30, 2011 or why such an estimate cannot be made. Also confirm to us that you will provide the disclosures required by ASC 450-20-50-4 in future filings of both Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC, as applicable.

Response:             With respect to the MMS Litigation — Decker Mine matter, in accordance with ASC 450-20-50-4, we determined that the likelihood of future loss is not reasonably possible.  We base this conclusion on the fact that judgment was entered reversing the MMS assessment for the period of 1986 through 1992 as well as the fact that there are no outstanding assessments for the period of 1993 through 2001, each as disclosed in the December 31, 2010 Form 10-K filing.  We elected to disclose the high end of the estimated range which equates to the full amount of the 1993 — 2001 assessment plus interest, in the amount of $11 million.  Our intention to communicate that the low end of the estimated range is zero was within the statement that an accrual had not been recorded.

With respect to the Caballo Coal Company Litigation — Spring Creek matter, in accordance with ASC 450-20-50-4, at the time of filing our December 31, 2010 Form 10-K, we determined that a potential loss was reasonably possible.  As the damages were unspecified (as disclosed) and as our internal estimates were not material, a high end of the range was not disclosed.  We believe that we have meritorious defenses to the claim (as disclosed) which supports our conclusion that the low end of the range was $0 and our resulting determination not to record an accrual for this matter at that time.

Based on the status of settlement negotiations that commenced during the third quarter of 2011 (which remain pending) and in accordance with ASC 450-20-50-4, we recorded an immaterial accrual for the quarter ended September 30, 2011, which represented our updated estimate of the low end of the range.

In future filings, we confirm that we will provide the disclosures required by ASC 450-20-50-4.

Cloud Peak Energy Resources LLC

Form 10-K for the Year Ended December 31, 2010

Report of Independent Public Accounting Firm, page 79

2.            We note that the audit report does not indicate the city and state where issued. Please confirm to us that you will obtain and file an audit report that indicates the city and state where issued in future filings, pursuant to Rule 2-02(a)(3) of Regulation S-X.

Response:             In future filings, we will obtain and file an audit report that indicates the city and state where issued, pursuant to Rule 2-02(a)(3) of Regulation S-X.

*              *              *

In closing, the Company hereby acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to the undersigned or to Andi Yorio at Vinson & Elkins L.L.P. at (713) 758-3652.

Very truly yours,

CLOUD PEAK ENERGY INC.
CLOUD PEAK ENERGY RESOURCES LLC

By:	/s/ Michael Barrett
Michael Barrett
Chief Financial Officer